Exhibit 99.1

Cascades Inc.	Telephone: 819 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: 819 363-5155
Kingsey Falls, QC
Canada J0A 1B0
www.cascades.com

Cascades Announces the Closure of its Norampac – Trenton Mill

April 12, 2012 – Kingsey Falls, Quebec – Cascades Inc. (TSX: CAS), a leader in recovery and in the manufacturing of green packaging and tissue paper products, announces today the closure of its Norampac containerboard mill located in Trenton, Ontario. Following the rejection of the final offer made to the employees regarding the new collective agreement, the closure of the mill will be effective no later than June 1, 2012.

Difficult negotiations for the renewal of the collective agreement took place from May 2011 to March 2012 between Norampac’s management and the CEP union, following which the two parties were unable to come to an agreement. Marc-André Dépin, President and Chief Executive Officer at Norampac, declared: “We are deeply disappointed that the Norampac – Trenton employees have turned down a positive and reasonable offer.”

“Despite substantial investments made by Cascades/Norampac to help increase its profitability, the Trenton mill has incurred significant losses over the years. These losses, combined with unacceptable labour relations, have left us with no other choice but to close the mill,” added Mr. Dépin.

Nearly 130 employees will be affected by this closure. The Norampac – Trenton facility produces corrugating medium and has an annual production capacity of 150,000 metric tons. Its closure will inevitably generate financial losses for the local forest industry, losses that are estimated to $9.5 Million, the Trenton mill being an important customer of local wood suppliers.

About Cascades

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs more than 12,000 men and women, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

For further information:

Media

Hubert Bolduc

Vice-President, Communications and Public Affairs

Cascades Inc.

514 912-3790

Investors

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

514 282-2697

Source Marc-André Dépin President and Chief Executive Officer Norampac, a Division of Cascades Canada ULC